UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFORMATION STATEMENT
Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

May 16, 2011

SOUTHERN BELLA, INC.
 (Exact name of registrant as specified in its charter)

Delaware	333-142516	20-8602410
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 E. Jones Avenue
Wake Forest, NC 27587
(Address of principal executive offices) (Zip Code)

(919) 649-3587
(Registrant’s telephone number, including area code)

Copies To:
Scott E. Bartel, Esq.
Locke Lord Bissell & Liddell LLP
500 Capitol Mall, Suite 1800
Sacramento, California 95814
Phone: (916) 930-2500
Fax: (916) 930-2501

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

SOUTHERN BELLA, INC.
 ___________________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________________

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH  THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being mailed on or about May 16, 2011 to the holders of record at the close of business on May 16, 2011 (the “Record Date”), of common stock, par value $0.000001 per share, of Southern Bella, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”).  You are receiving this Information Statement in connection with a change in control and appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The change of control will be effective upon the closing of a Stock Purchase Agreement, dated May 13, 2011 (the “Stock Purchase Agreement”), by and between Wendi Davis and Michael Davis and Geoff Evett, as further described below.  The resignation of the existing Directors and the appointment of the new Director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

CHANGE OF CONTROL

On May 13, 2011, the Stock Purchase Agreement was entered into and executed by Wendi Davis and Michael Davis, (the “Sellers”) and Geoff Evett pursuant to which Mr. Evett agreed to purchase 100% of the Seller’s current holdings in the Company, which amount to 8,166,667 shares of the Company’s common stock, or 94% of the Company’s issued and outstanding common stock, for a purchase price of $220,000.  The transactions contemplated by the Stock Purchase Agreement will close upon the filing and mailing of this Information Statement to the Company’s stockholders, provided all other closing conditions under the Stock Purchase Agreement are met  (the “Closing”).

Further and in connection with the Stock Purchase Agreement, effective upon the Closing, all current officers will resign and Mr. Evett will be appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary on the Closing.  Further, all current Directors have  submitted resignation letters with resignation effective as of ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  On such date, Mr. Evett will be appointed as the Company’s sole Director.

The information contained in this Information Statement, which is being furnished in compliance with Section 14-f of the Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, concerning Mr. Evett was furnished to us by Mr. Evett and we assume no responsibility for the accuracy, completeness or fairness of such information.

VOTING SECURITIES

The Company is authorized to issue 1,000,000,000 shares of common stock, par value $0.000001, and 20,000,000 shares of Preferred Stock, par value $0.000001.  As of May 13, 2011, 8,666,667 shares of the Company’s common stock were issued and outstanding, and zero shares of the Company’s Preferred Stock were issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 13, 2011: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned; and (b) the names and addresses of each Director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our Directors and executive officers as a group.  Unless otherwise indicated, the business address of each of our Directors and executive officers is c/o Southern Bella, Inc., 222 E. Jones Avenue, Wake Forest, NC 27587.  Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated.  Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Common Stock

Wendi Davis – Secretary and Director*	8,166,667	(2)	94%

Michael Davis – Chief Executive Officer, President, Chief Financial Officer and Director*	8,166,667		94%

All Officers & Directors as a
Group	8,166,667		94.0%

More than 5% Holders
-	-		-
_____________________________
* To resign as officers upon the Closing and to resign as Directors effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  Mr. Evett will be appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary effective as of the Closing and will be appointed as the Company’s sole Director effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  Such 8,166,667 shares will be transferred to Mr. Evett upon Closing pursuant to the terms of the Stock Purchase Agreement.

(1)	As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Includes shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants and such are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group.

(2)	Wendi Davis owns 8,166,667 shares beneficially through her husband, Michael Davis, who holds such shares directly.

CHANGES IN CONTROL

On the Closing of the Stock Purchase Agreement, the Sellers will sell Mr. Evett 8,166,667 shares of the Company’s common stock, or 94% of the Company’s issued and outstanding common stock, for a purchase price of $220,000.  This will result in a change of control of the Company.

A previous change in control of the Company occurred on December 17, 2011 pursuant to the terms of that certain Share Exchange Agreement (“Share Exchange Agreement”) by and between the Company, Uptone Pictures, Inc. (“Uptone”), Viola Heitz and Wendi Davis.  On the closing of the Share Exchange Agreement, Wendi Davis exchanged her holdings of 100 shares of common stock of Uptone for 8,166,667 shares of the Company’s common stock, or 94% of the Company’s then issued and outstanding common stock.  Prior to the change in control, Viola Heitz held 8,166,667 shares of the Company’s common stock and, under the terms of the Share Exchange Agreement, Ms. Heitz agreed to return and cancel such shares.  Such change in control, and the Share Exchange Agreement under which it was facilitated, is more fully described in the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2010.

DIRECTORS AND EXECUTIVE OFFICERS

Currently, our Board of Directors consists of two Directors, Mr. Davis and Ms. Davis.  Mr. Davis and Ms. Davis have submitted resignation letters from such positions and such resignations will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  On such date, Mr. Evett will be appointed as the Company’s sole Director.

Currently, Mr. Davis and Ms. Davis are the Company’s sole officers, fulfilling those positions outlined in the table below.  As of the Closing, however, their resignations from such officer positions will be effective and Mr. Evett will be appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary.

The following table and text set forth the names and ages as of our current Directors, executive officers and significant employees as of the date of this report and those to be appointed upon Closing.  Our Board of Directors is comprised of only one class.  All of the Directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Name	Age	Position
Geoff Evett	71	Future President, Chief Executive Officer, Chief Financial Officer, Secretary and Director(1)
Wendi Davis	33	President, Chief Executive Officer, Chief Financial Officer and Director(2)
Michael Davis	42	Secretary and Director(2)

(1)	To be appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary upon Closing. To be appointed as the Company’s sole Director effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

(2)
Resignations from their officer positions will be effective upon Closing.  Resignations from their Director positions will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

Except for the resignations and appointments in connection with the Stock Purchase Agreement, there are no arrangements or understandings between our Directors and executive officers and any other person pursuant to which any Director or officer was or is to be selected as a Director or officer.

Business Experience

Geoff Evett.  Mr. Evett will be the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary upon Closing and will be our sole Director ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  Mr. Evett is a former banker with 33 years of experience.  Currently, Mr. Evett serves as the managing director of a business consulting company registered in Spain and serves as a director of Themis MN Fund Limited, a hedge fund listed on the Dublin Stock Exchange.  He was formerly a director, Chief Executive Officer and Chairman of Ignis Petroleum Group, Inc., which was formerly subject to the requirements of section 15(d) of the Exchange Act.  Mr. Evett is an Associate of the British Chartered Institute of Bankers and received his education at Blundell’s School in the United Kingdom.

Michael Davis.  Mr. Davis joined the Company in December, 2010 as the President, Chief Executive Officer, Chief Financial Officer and a Director.  Mr. Davis will resign from his officer positions effective on the Closing and from his Director position effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  From May 1993 to November 2000 he was VP of Marketing of EBI VIDEO AND FILM Inc., a production company and ad agency.  He received a BA in marketing from Cedarville University, OH in 1990.  Mr. Davis contributes to the Board his 20 years of experience in the television and film industry in the areas or production and distribution.  He has been at the helm of Uptone for 10 years since it opened its doors.  Mr. Davis brings his years of management experience and knowledge of an contacts in the industry to our Board.

Wendi Davis.  Ms. Davis joined the Company in December, 2010 as Secretary and Director.  Ms. Davis will resign from her officer positions effective on the Closing and from her Director position effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  From August 2001 to date, she had been Clinic Administrator of Med Plus, a Medical Clinic.  Ms. Davis contributes to the Board her financial expertise based on her significant industry and financial experience running a multi million dollar business with her Father and her involvement in Mr. Davis’ business affairs since their marriage.

Other Directorships

Other than as set forth above, none of our Directors or Mr. Evett hold any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of our Directors or executive officers or Mr. Evett were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Mr. Davis and Ms. Davis are husband and wife.  No family relationships between our Directors and executive officers will exist after Mr. Evett is appointed as our sole Director ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based on Company’s knowledge, while Mr. Davis and Ms. Davis did file their Forms 3 shortly after the registration of the Company’s common stock under Section 12 of the Exchange Act, their filings were not timely.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

As disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2011, during fiscal year 2010, the Company received a total of $151,517 in contributed capital from two related parties: $126,793 from 7Worldwide, owned by Mr. Davis, the Company’s current Chief Executive Officer, President, Chief Financial Officer and a Director, and $24,724 from MedPlus, which is owned by Ms. Davis’s father.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 2010 and 2009 by our former and current Chief Executive Officer, Chief Financial Officer and each of the other two highest paid executives.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- Qualified Deferred Compen- sation Earnings	All Other Compen- sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)(1)	(g)	(h)	(i)

Michael Davis	2010	$3,500	-	-	-	-	-	-	$3,500
Former CEO, CFO, President and Current Director(2)	2009	$20,510	-	-	-	-	-	-	$20,510

Wendi Davis	2010	$0	-	-	-	-	-	-	$0
Former Secretary and Current Director(2)	2009	$0	-	-	-	-	-	-	$0

Viola J. Heitz	2010	$0	-	-	-	-	-	-	$0
Former CEO, CFO, President and Director	2009	$0	-	-	-	-	-	-	$0
_________________________________________________
(1)	The amounts in column (f) reflect the aggregate grant date fair value with respect to employee stock options and warrants granted during the respective fiscal years in accordance with ASC Topic 718.

(2)
To resign as officers upon the Closing and to resign as Directors effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  Mr. Evett will be appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary effective as of the Closing and will be appointed as the Company’s sole Director effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.  Such 8,166,667 shares will be transferred to Mr. Evett upon Closing pursuant to the terms of the Stock Purchase Agreement.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

None of our officers or employees is under an employment contract or has contractual rights triggered by a change in control of the company.

Incentive Compensation; Outstanding Equity Awards

None of our executive officers received, nor do we have any arrangements to pay out, any bonus, stock awards, stock appreciation rights, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.  We have not adopted a stock option plan or any long-term incentive plans.  As a result, we have omitted this table.

Director Compensation

Currently, we do not pay any compensation to our Directors for their service on the board of Directors.  However, we intend to review and consider future proposals regarding Director compensation.

CORPORATE GOVERNANCE

Director Independence

Currently, there are no independent Directors on our Board.  Further, Mr. Evett will not be an “independent director” upon his appointment.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., The NASDAQ National Market, and the Securities and Exchange Commission.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Audit, Nominating, Governance, and  Compensation Committees

Our Board of Directors currently does not have standing audit, nominating, governance or compensation committees as of the date hereof and the entire Board is performing the functions normally associated with an audit, nominating, governance and compensation committees.  Accordingly, we have not adopted charters for such committees.  However, we anticipate the Company may in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.  Furthermore, the Company does not have an audit committee financial expert serving on its Board.

Executive and Director Compensation Determination

Our Board of Directors intends to annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.  Currently, the Company has not formally designated a Chairman and Mr. Davis serves as our Chief Executive Officer.  The Board of Directors believes that, at this time, this leadership structure is appropriate for the Company.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Insider Transactions Policies and Procedures

We do not currently have an insider transaction policy.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a Director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors.  There are no specific minimum qualifications for nominees.  The Board of Directors may employ a variety of methods for identifying and evaluating nominees for Director.   In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for Director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons.  No fees have been paid to any third party to identify or evaluate potential Director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as Directors, the Board of Directors will consider nominees recommended by stockholders.  The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate.  If any materials are provided by a stockholder or professional search firm in connection with the nomination of a Director candidate, such materials are forwarded to the Board of Directors as part of its review.  The same identifying and evaluating procedures apply to all candidates for Director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Southern Bella, Inc., 222 E. Jones Avenue Wake Forest, NC 27587,  Attention: President.

Board of Directors’ Meetings

During our fiscal year ended December 31, 2010, we held one meeting of the Board of Directors.  All Directors attended such meeting.  The Company does not have a policy regarding attendance at the Company’s annual meeting of stockholders.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the Stock Purchase Agreement.  No vote or other action is being requested of the Company’s stockholders.  This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual Director can write to:

Southern Bella, Inc.
222 E. Jones Avenue
Wake Forest, NC 27587
Attn: President

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BELLA, INC.

Date: May 14, 2011	By:	/s/ Michael Davis
Michael Davis
Chief Executive Officer and President